Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 13 DATED MARCH 4, 2011
TO THE PROSPECTUS DATED APRIL 30, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. dated April 30, 2010 (the “Prospectus”), Supplement No. 7 dated September 1, 2010, Supplement No. 11 dated December 1, 2010 and Supplement No. 12 dated February 17, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To provide an update on the status of our initial public offering.

B. To describe the potential acquisition of Stonecutter Court.

A.  Status of Our Initial Public Offering

As of February 25, 2011 we had received gross proceeds of $490.9 million from the sale of 49.2 million of our common shares in our current public offering, including $9.2 million relating to approximately 968,000 shares issued under our distribution reinvestment plan. As of February 25, 2011, $2,518.3 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $490.8 million in shares available under our distribution reinvestment plan.

B.  Potential acquisition Stonecutter Court

On March 3, 2011, Hines Global REIT Holdco Sárl, a wholly-owned subsidiary of Hines Global, entered into a contract with Shalati Investments Limited (the "Seller"), to acquire all of the share capital of Sofina Properties Limited ("Sofina"), a British Virgin Islands entity.  Sofina is a wholly-owned subsidiary of the Seller and owns Stonecutter Court (“Stonecutter"), a core office building with two adjacent, ancillary buildings located in London, United Kingdom. The Seller is not affiliated with us or our affiliates. Stonecutter consists of 152,829 square feet of rentable area that is 100% leased to three tenants. One of these tenants, Deloitte LLP, individually leases more than 10% of the rentable area of the complex, as described below:

·
Deloitte LLP, an auditing, consulting, financial advisory, risk management and tax services company, leases 139,848 square feet or approximately 92% of the buildings’ rentable area, under a lease that expires in April 2019.  The annual base rent under the lease is currently £6.2 million, ($10.1 million using a rate of $1.63 per pound sterling ("GBP") as of the date of this filing) but is subject to a rent review in November 2015. In the United Kingdom, a landlord has the right in accordance with the lease to review the rent at various intervals throughout the lease. The new rental rate is determined through this rent review process and will be the greater of the amount payable (excluding any rental abatements) immediately prior to the review date or the open market rent as agreed by both parties.

Although not determined until closing, we expect the total acquisition cost to be approximately £91 million ($148 million using a rate of $1.63 per GBP as of the date of this filing) exclusive of transaction costs, financing fees and working capital reserves.  As a condition to closing we will assume and immediately retire Sofina’s existing long-term debt and other liabilities of approximately £90 million ($147 million using a rate of $1.63 per GBP as of the date of this filing).  We expect to fund the acquisition, including the retirement of debt, using proceeds from our current public offering and new debt financing.

We expect the closing of this acquisition to occur on or about March 10, 2011, subject to a number of closing conditions. We funded a nonrefundable £2.5 million ($4.1 million using a rate of $1.63 per GBP as of the date of this filing) earnest money deposit upon the signing of the agreement on March 3, 2011. There is no guarantee that this acquisition will be consummated or, if it is, that we will obtain new debt financing.

In connection with this acquisition, we expect to pay our Advisor $3.0 million in acquisition fees assuming the total acquisition cost as set forth above.

Our management currently has no plans for material renovations or other capital improvements at the property and believes Stonecutter is suitable for its intended purpose and adequately covered by insurance. The cost of Stonecutter will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Stonecutter during the past five years ended December 31:

		Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
Year	Weighted Average Occupancy	GBP	USD
2006	93.90%	£43.92	$80.94
2007	93.90%	£43.92	$87.92
2008	93.90%	£43.92	$81.48
2009	93.90%	£43.92	$68.78
2010	98.99%	£42.50	$65.72

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year. All GBP amounts were translated to USD using the corresponding yearly average exchange rate.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from March 3, 2011 through December 31, 2011 and for each of the years ending December 31, 2012 through 2020 for Stonecutter.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases (1)	% of Total Annual Base Rental Income
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	1	139,848	91.5%	$10,182,931	96.8%
2020	1	9,258	6.1%	$246,683	2.3%

(1) Based on a rate of $1.63 per GBP as of the date of this filing.